Dodie Kent

Vice President & Associate

General Counsel

Tel: 212-314-3970

Fax: 212-314-3953

November 7, 2012

VIA EDGAR CORRESPONDENCE AND OVERNIGHT MAIL

Alison White, Esquire

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Mail Stop 8629

Washington, DC 20549-8629

RE:	Separate Account FP of AXA Equitable Life Insurance Company
Policy Continuation Rider – Corporate Owned Incentive Life®
Post-Effective Amendment No. 10 to Registration Statement on Form N-6
File Nos.: 333-132200 and 811-04335

Dear Ms. White:

The purpose of this letter is to respond to the staff’s comments provided via telephone regarding the above-referenced Post-Effective Amendment (the “Amendment”) and the initial response to staff comments set forth in our September 26, 2012, letter filed via EDGAR correspondence. This Amendment relates to the addition of a new Policy Continuation Rider available under our Corporate Owned Incentive Life® variable universal life policy issued by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”).

Comment 1

Please include an example of the rider using the cash value accumulation test.

Response 1

We have added an example of the rider using the cash value accumulation test. Attached is the revised supplement.

Comment 2

Please explain how amounts in the Accrued Loan Interest column are derived. Note that the prospectus states that net amount of loan interest is 0% in the 30th policy year.

Response 2

We have added to each example a footnote explaining the calculation of the Accrued Loan Interest. The footnote describes the formula and provides an example based on the numbers in the example chart.

The prospectus explains that the maximum rate charged is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. As stated in the new footnote, the examples are based on 3%, which is the current maximum in light of the low interest rate environment.

We have added a note to each chart indicating the assumed crediting rate on loan collateral. We guarantee that the differential between the annual interest rate we charge and the annual interest rate we credit will not exceed 1% in any policy year.

Comment 3

Please explain how amounts in the net death benefit column are calculated.

Response 3

We have added to each example a footnote explaining the calculation of the Net Death Benefit column. The footnote describes the formula and provides an example based on the numbers in the example chart.

Comment 4

Clarify whether the owner is paying loan interest in the example or whether it is being added to the outstanding loan balance.

Response 4

We have revised the chart to show Accrued Loan Interest accumulating during the 12-month period. If any Accrued Loan Interest is not paid, it would only be after the 12-month period that it would be added to the outstanding loan balance.

* * * * *

Because of Hurricane Sandy, the Company was not able to file an amendment to the Registration Statement to extend the effective date before the Amendment became effective on October 31, 2012. The Company has not issued the new Policy Continuation Rider and will not do so until it files a further amendment under Rule 485(b) including the final version of the supplement reflecting responses to staff comments. The Company plans to file that further amendment on or about Friday, November 9, 2012.

On behalf of the Company and the Registrant, we hereby make the representations below regarding the Amendment:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment and the Registration Statement;

•

Comments by the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-314-3970 or Christopher E. Palmer at 202-346-4253 of Goodwin Procter LLP, if you have any questions.

Very truly yours,

/s/ Dodie Kent
Dodie Kent

cc:	Christopher E. Palmer, Esq.
Goodwin Procter LLP

AXA Equitable Life Insurance Company

Corporate Owned Incentive Life®

PROSPECTUS SUPPLEMENT DATED November 19, 2012

This Supplement modifies certain information in the above-referenced prospectus and statement of additional information and in any supplements to that prospectus and statement of additional information (collectively, the “Prospectus”). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged and the Prospectus is hereby incorporated by reference. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

The purpose of this Supplement is to describe the new Policy Continuation Rider that is available, subject to approval in your state and eligibility requirements. The Policy Continuation Rider provides protection against policy lapse when the net policy account value (policy account value less any outstanding policy loan and accrued loan interest) are insufficient to cover the monthly deductions of the policy. If you exercise the Policy Continuation Rider, the policy will then become “paid-up” life insurance.

There is no charge for the Policy Continuation Rider unless and until it is exercised. If it is exercised, there is a one-time charge. The charge for the rider is described in more detail below.

Exercising the Policy Continuation Rider

In order to exercise the Policy Continuation Rider, ALL of the following conditions must be met under your policy:

(1)	the amount of any outstanding policy loan and accrued loan interest equals or exceeds the policy account value multiplied by the Policy Continuation Trigger Percentage shown in your policy;

(2)	your policy has been in force for at least 15 policy years;

(3)	the insured person’s attained age is at least 75;

(4)	the outstanding loan amount and accrued loan interest exceeds the current base policy face amount plus the current face amount of any Integrated Term Insurance Rider, if elected;

(5)	the death benefit option then in effect is Option A (the rider cannot be exercised if Option B is in effect);

(6)	the policy is not then in a grace period;

(7)	no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code;

(8)	there must be sufficient net policy account value to cover the Policy Continuation Charge described later in this supplement; and

(9)	the policy must not be a Modified Endowment Contract as defined in section 7702A of the Internal Revenue Code of 1986 and exercising this rider must not cause the policy to become a Modified Endowment Contract.

Notification and Exercise of the Policy Continuation Rider

We will notify you within 15 days after the beginning of the policy month when all of the conditions listed above occur that you may exercise the Policy Continuation Rider. If you wish to exercise the Policy Continuation Rider, you must respond in writing to our Administrative Office within 45 days after the date of the notice.

If there is any amount remaining in the unloaned policy account in excess of the Policy Continuation Charge, we will treat your instruction to exercise this rider as a request for an additional loan equal to this excess amount. Such amount will then be distributed to you on the effective date of Policy Continuation. Once you exercise the Policy Continuation Rider, Policy Continuation will remain in effect during the lifetime of the insured person unless the policy is surrendered.

If you do not respond to our notice telling you that you are eligible to exercise the Policy Continuation Rider, your policy and the rider will continue according to their terms. You may still exercise this Policy Continuation Rider at some future time if the appropriate conditions are met. Please note, however, that we will not send you another notice of eligibility to exercise this rider and the policy may lapse.

Effective Date of Policy Continuation

Policy Continuation will take effect at the beginning of the policy month that coincides with, or next follows, the date we receive your instruction to exercise the Policy Continuation Rider. If the net policy account value at that time is not sufficient to cover the Policy Continuation Charge, you will be given 30 days to remit sufficient funds to cover any deficiency for this charge. If these funds are not received within that time, Policy Continuation will not take effect.

EVM-04 (11/12)	Catalog No. 150015 (11/12)
NB	#383762

Policy Continuation Charge

There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice of a life insurance qualification test. See “Your choice of a life insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “Risk/benefit summary: Policy features and risks” in your Prospectus.

The following is added to your Prospectus under “Tables of policy charges” in “Risk/benefit summary: Charges and expenses you will pay”:

Transaction Fees
	When charge is deducted	Maximum amount that may be deducted
Policy Continuation Rider(1)	Once — on the date the rider is exercised	The charge is equal to policy account value on the date of exercise, multiplied by the Policy Continuation Charge Rate:

Maximum rate for policy with guideline premium test: 5% Maximum rate for policy with cash value accumulation test: 18.95%(2)
(1)	The one-time charge is based on the age of the insured person on the date of exercise and the life insurance qualification test selected at issue.
(2)	This is the maximum rate for an insured person who has attained age 75. The rate declines each year based on attained age.

Effect of Policy Continuation

If Policy Continuation takes effect subject to the Policy Continuation Rider, all other additional benefit riders (except any Integrated Term Insurance Rider) and endorsements will terminate when Policy Continuation takes effect. Currently, the only additional benefit rider available is the Integrated Term Rider. From that point forward, ALL of the following will apply:

(1)	the policy will not lapse and no further premiums will be required;

(2)	loan interest will continue to be due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan;

(3)	any payments we receive from you while the policy is on Policy Continuation will be applied as loan repayments and will be allocated to the unloaned portion of the guaranteed interest option to the extent of any outstanding loan and accrued loan interest. Any excess will be refunded to you; and

(4)	on each policy anniversary and any time you repay all of a policy loan, interest credited to the loaned portion of the guaranteed interest option will be allocated to the unloaned portion of the guaranteed interest option.

When Policy Continuation is in effect subject to the Policy Continuation Rider, ALL of the following are prohibited:

(1)	partial withdrawals;

(2)	premium payments;

(3)	changes to the policy face amount or death benefit option;

(4)	transfers out of, or allocations out of, the unloaned guaranteed interest option even if the loan is fully repaid; and

(5)	any other requested policy changes.

When Policy Continuation is in effect, the death benefit of this policy including the death benefit of the Integrated Term Insurance Rider, if elected, is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest on the insured person’s date of death, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount, plus the current face amount of the Integrated Term Insurance Rider, if elected.

We will deduct the amount of any outstanding policy loan and accrued loan interest from the death benefit we will pay.

Policy Continuation Rider Termination

This rider will terminate when the policy terminates.

Policy Continuation Rider Restoration

If your policy ends without value at the end of a grace period, the Policy Continuation Rider may be restored along with the policy in accordance with the conditions specified in your policy.

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Examples of How the Policy Continuation Rider Works

Below are examples of how the Policy Continuation Rider works and how minimum benefit requirements are met. The examples detail the key components during the year that a sample policy goes on policy continuation.

Example 1: Policy with the Guideline Premium Test (GPT)

For this sample policy, the federal qualification test for life insurance is the Guideline Premium Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Policy Year	Month	Guaranteed Charges	Policy Account Value(a)	Loan Balance	Accrued Loan Interest(b)	Net Policy Account Value	Net Death Benefit(c)	Policy Face Amount
32	1	$0	$3,651,261	$3,467,698	$1,000	$182,563	$365,126	$1,500,000
32	2	$182,563	$3,477,253	$3,467,698	$12,356	$0	$174,003	$1,500,000
32	3	$0	$3,485,829	$3,467,698	$23,748	$0	$174,572	$1,500,000
32	4	$0	$3,494,426	$3,467,698	$35,178	$0	$175,144	$1,500,000
32	5	$0	$3,503,044	$3,467,698	$46,646	$0	$175,717	$1,500,000
32	6	$0	$3,511,683	$3,467,698	$58,151	$0	$176,292	$1,500,000
32	7	$0	$3,520,344	$3,467,698	$69,694	$0	$176,870	$1,500,000
32	8	$0	$3,529,026	$3,467,698	$81,274	$0	$177,449	$1,500,000
32	9	$0	$3,537,730	$3,467,698	$92,893	$0	$178,030	$1,500,000
32	10	$0	$3,546,455	$3,467,698	$104,549	$0	$178,612	$1,500,000
32	11	$0	$3,555,201	$3,467,698	$116,244	$0	$179,197	$1,500,000
32	12	$0	$3,563,969	$3,467,698	$127,977	$0	$179,784	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)	The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:
The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,467,698 + $1,000) = $12,356
(c)	The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: the greatest of: [(a) the maximum ($3,477,253, $3,467,698 + $12,356) x 1.05); (b) ($3,467,698 + $12,356+ $10,000); (c) ($1,500,000)] less ($3,467,698 + $12,356). That is, the greatest of [$3,654,057; $3,490,054; $1,500,000] - ($3,467,698 + $12,356) = $174,003

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) exceeds the current policy face amount ($1,500,000);

(3)	the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,651,261 x 95% = $3,468,698); and

(4)	the Net Policy Account Value ($182,563) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 5%, which is the maximum rate for a policy with the Guideline Premium Test ($3,651,261 x 5% = $182,563).

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Example 2: Policy with the Cash Value Accumulation Test (CVAT)

For this sample policy, the federal qualification test for life insurance is the Cash Value Accumulation Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Policy Year	Month	Guaranteed Charges	Policy Account Value(a)	Loan Balance	Accrued Loan Interest(b)	Net Policy Account Value	Net Death Benefit(c)	Policy Face Amount
32	1	$0	$3,651,261	$3,020,418	$1,000	$629,843	$1,988,112	$1,500,000
32	2	$629,843	$3,028,870	$3,020,418	$10,891	$0	$1,127,647	$1,500,000
32	3	$0	$3,036,340	$3,020,418	$20,815	$0	$1,131,339	$1,500,000
32	4	$0	$3,043,829	$3,020,418	$30,771	$0	$1,135,042	$1,500,000
32	5	$0	$3,051,335	$3,020,418	$40,760	$0	$1,138,758	$1,500,000
32	6	$0	$3,058,861	$3,020,418	$50,782	$0	$1,142,486	$1,500,000
32	7	$0	$3,066,405	$3,020,418	$60,836	$0	$1,146,226	$1,500,000
32	8	$0	$3,073,967	$3,020,418	$70,923	$0	$1,149,979	$1,500,000
32	9	$0	$3,081,549	$3,020,418	$81,043	$0	$1,153,744	$1,500,000
32	10	$0	$3,089,149	$3,020,418	$91,197	$0	$1,157,521	$1,500,000
32	11	$0	$3,096,767	$3,020,418	$101,383	$0	$1,161,310	$1,500,000
32	12	$0	$3,104,405	$3,020,418	$111,603	$0	$1,165,112	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)	The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:
The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,020,418 + $1,000) = $10,891
(c)	The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: the greatest of: [(a) the maximum ($3,028,870, $3,020,418 + $10,891) x 1.372); (b) ($3,020,418 + $10,891 + $10,000); (c) ($1,500,000)] less ($3,020,418 + $10,891). That is, the greatest of [$4,158,956; $3,041,309; $1,500,000] – ($3,020,418 + $10,891) = $1,127,647

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,020,418 + $1,000 = $3,021,418) exceeds the current policy face amount ($1,500,000);

(3)	the loan balance and accrued loan interest ($3,020,418 + $1,000 = $3,021,418) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,651,261 x 80% = $2,921,009); and

(4)	the Net Policy Account Value ($629,843) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 17.25%, which is the rate for a policy in which the insured has attained age 78 with the Cash Value Accumulation Test ($3,651,261 x 17.25% = $629,843).

After the policy goes on policy continuation, future premium payments, partial withdrawals and requested policy changes are not allowed (See “Effect of Policy Continuation” above). The policy, however, does not lapse and continues in force during the illustrated year and in all subsequent years. Loan interest continues to be due on each policy anniversary, and if not paid when due, is added to the outstanding loan.

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AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

Copyright 2012 AXA Equitable Life Insurance Company. All rights reserved.

Corporate Owned Incentive Life®

is a registered service mark of AXA Equitable Life Insurance Company.

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